SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           CYTOKINETICS, INCORPORATED
          -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   23282W 10 0
          -------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled our for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP NO. 23282W 10 0               13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GlaxoSmithKline plc

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                    (a)  [  ]
                                                    (b)  [  ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales

                                    5       SOLE VOTING POWER
  NUMBER OF                                 2,042,610
SHARES
BENEFICIALLY                        6       SHARED VOTING POWER
  OWNED BY
       EACH
   REPORTING                        7       SOLE DISPOSITIVE POWER
     PERSON                                 2,042,610
      WITH
                                    8       SHARED DISPOSITIVE POWER

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,042,610

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [  ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.6%

12       TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 23282W 10 0               13G


Item 1.           (a).              Name of Issuer:

                                    Cytokinetics, Incorporated

                  (b).              Address of Issuer's Principal Executive
                                    Offices:

                                    280 East Grand Avenue
                                    South San Francisco, CA  94080

Item 2.           (a).              Names of Person Filing:

                                    GlaxoSmithKline plc

                  (b).              Address of Principal Business Office:

                                    980 Great West Road
                                    Brentford
                                    Middlesex
                                    TW8 9GS  ENGLAND

                  (c).              Citizenship:

                                    England and Wales

                  (d).              Title of Class of Securities:

                                    Common stock.

                  (e).              CUSIP Number:

                                    23282W 10 0


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                                    Not Applicable.


Item 4.                             Ownership.

                                    The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G is hereby incorporated by reference.


Item 5.                             Ownership of Five Percent or Less of a
                                    Class:

                                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.                             Ownership of More Than Five Percent on
                                    Behalf of Another Person:

                                    In June 2001, Glaxo Wellcome International
                                    B.V., an indirect wholly-owned subsidiary of Reporting Person purchased 2,333,334 shares of Series D preferred stock which was converted into 1,204,149 shares of common stock in connection with the May 2004 initial public offering of common stock of the Issuer (the "IPO"). In March 2003, Glaxo Group Limited ("GGL"), a wholly-owned subsidiary of Reporting Person purchased 600,000 shares of Series E preferred stock which was converted into 300,000 shares of common stock in connection with the IPO. Immediately prior to IPO, GGL made an additional private purchase of 538,461 shares of common stock.

                                    GGL is now the owner of record for 2,042,610 shares.


Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding
                                    Company:

                                    Not applicable.


Item 8. Identification and Classification of Members of the Group:

                                    Not applicable.


Item 9.                             Notice of Dissolution of Group:

                                    Not Applicable


Item 10.                            Certification:

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    Signature:

                                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     GLAXOSMITHKLINE PLC


                                                     By:_______________________
                                                        S.M. Bicknell
                                                        Company Secretary

Dated:  May  20, 2004